Exhibit 99.1

FENNEC PHARMACEUTICALS ANNOUNCES THIRD QUARTER 2022

FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ In September 2022, FDA Approved PEDMARK®, the First and Only FDA-Approved Therapy Indicated to Reduce the Risk of Ototoxicity Associated with Cisplatin in Pediatric Patients with Localized, Non-Metastatic Tumors ~

~ Initiated U.S. Commercial Launch of PEDMARK® in October 2022 ~

~ Closed $25 Million in Funding from Petrichor to Support the U.S. Commercialization of PEDMARK®, With the Potential to Access an Additional $20 Million Prior to December 31, 2023 ~

Research Triangle Park, NC, November 11, 2022 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a commercial stage specialty pharmaceutical company focused on the development of PEDMARK® (sodium thiosulfate injection) to reduce the risk of ototoxicity associated with cisplatin in pediatric patients one month of age and older with localized, non-metastatic solid tumors today reported its financial results for the fiscal quarter ended September 30, 2022 and provided a business update.

“This was an important quarter for Fennec with the FDA approval of PEDMARK® and the successful buildout of our commercial infrastructure leading to the recent U.S. commercial launch of PEDMARK. In addition, we successfully completed a $25 million financing, which we believe well positions the Company for the launch of PEDMARK,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals. “PEDMARK provides the first and only FDA-approved treatment specifically designed to help protect hearing in children and young adults after receiving cisplatin. We remain focused on continuing our engagement with healthcare providers and supporting pediatric patient access to this breakthrough therapy.”

Financial Results for the Third Quarter 2022

●	Cash Position – Cash and cash equivalents were $29.8 million at September 30, 2022. The increase in cash and cash equivalents between September 30, 2022, and December 31, 2021, is the result of cash inflow from the Petrichor financing offset by cash paid to Bridge Bank to pay off Loan Security Agreement, and expenditures related to the commercial readiness activities for PEDMARK® and general and administrative expenses.
●	Research and Development (R&D) Expenses – R&D expenses decreased by $0.4 million for the three months ended September 30, 2022, compared to the same period in 2021. The Company’s research and development activities during the quarter decreased as the Company’s efforts on a year-over-year basis were more focused on commercial readiness.
●	General and Administrative (G&A) Expenses – General and administrative expenses increased by $4.1 million over same period in 2021. The increase in general and administrative expenses over the same period in 2021 reflects increased expenses related to commercial readiness activities, including increased headcount, non-cash equity compensation for employees and increased legal expenses.
●	Net Loss – Net loss for the three months ended September 30, 2022 was $8.1 million ($0.31 per share), compared to $4.1 million ($0.16 per share) for the same period in 2021.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended September 30, 2022 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	September 30,	September 30,
	2022	2021

Revenue	$—	$—

Operating expenses:
Research and development	846	1,242
General and administrative	7,053	2,931
Total operating expenses	7,899	4,173
Loss from operations	(7,899)	(4,173)

Other (expense)/income
Foreign currency transaction (loss)/gain	(4)	(1)
Amortization expense	(64)	(8)
Unrealized (loss)/gain on securities	(27)	39
Interest income	24	13
Interest expense	(119)	(55)
Total other (expense)/income	(190)	(12)

Net loss	$(8,089)	$(4,185)

Basic net loss per common share	$(0.31)	$(0.16)
Diluted net loss per common share	$(0.31)	$(0.16)
Weighted-average number of common shares outstanding basic	26,108	26,007
Weighted-average number of common shares outstanding diluted	26,108	26,007

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	September 30, 2022	December 31,
	(Unaudited)	2021
Assets
Current assets
Cash and cash equivalents	$29,752	$21,100
Prepaid expenses	278	1,034
Other current assets	123	253
Total current assets	30,153	22,387

Non-current assets
Deferred issuance cost, net of amortization	264	27
Total non-current assets	264	27
Total assets	$30,417	$22,414

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,533	$777
Accrued liabilities	394	877
Total current liabilities	2,927	1,654

Long-term liabilities
Term loan	25,000	5,000
Debt discount	(312)	(12)
Total long-term liabilities	24,688	4,988
Total liabilities	27,615	6,642

Stockholders’ equity:
Common stock, no par value; unlimited shares authorized; 26,238 shares issued	141,309	140,801
and outstanding (2021 - 26,014)
Additional paid-in capital	56,593	53,214
Accumulated deficit	(196,343)	(179,486)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ equity	2,802	15,772
Total liabilities and stockholders’ equity	$30,417	$22,414

Working Capital

	As of	As of
Selected Asset and Liability Data (thousands):	September 30, 2022	December 31, 2021
Cash and equivalents	$29,752	$21,100
Other current assets	401	1,287
Current liabilities	2,927	1,654
Working capital (1)	$27,226	$20,733
(1) [Current assets – current liabilities]

Selected Equity:
Common stock and additional paid in capital	197,902	194,015
Accumulated deficit	(196,343)	(179,486)
Shareholders’ equity	2,802	15,772

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development and commercialization of PEDMARK® to reduce the risk of platinum-induced ototoxicity in pediatric patients. Further, PEDMARK received FDA approval in September 2022 and has received Orphan Drug Designation in the U.S. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the reduction of risk of ototoxicity induced by platinum chemotherapy, in humans. For more information, please visit www.fennecpharma.com.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline, and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®, the market opportunity for and market impact of PEDMARK®, its potential impact on patients and anticipated benefits associated with its use, and potential access to further funding after the date of this release. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2021. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2022 Fennec Pharmaceuticals Inc. All rights reserved.

For further information, please contact:

Investors:

Robert Andrade

Chief Financial Officer

Fennec Pharmaceuticals Inc.

(919) 246-5299

Media:

Elixir Health Public Relations

Lindsay Rocco

(862) 596-1304

lrocco@elixirhealthpr.com